				Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest Charges	$84,992	$85,809	$91,740	$87,732	$92,340
Interest applicable to rentals	13,911	11,145	10,919	20,687	14,440

Total fixed charges, as defined	98,903	96,954	102,659	108,419	106,780

Preferred dividends, as defined (a)	12,093	10,041	11,104	20,957	15,275

Combined fixed charges and preferred dividends, as defined	$110,996	$106,995	$113,763	$129,376	$122,055

Earnings as defined:
Net Income	$174,635	$173,154	$139,111	$47,152	$66,875
Add:
Provision for income taxes:
Total	96,949	56,824	85,638	96,623	81,756
Fixed charges as above	98,903	96,954	102,659	108,419	106,780

Total earnings, as defined	$370,487	$326,932	$327,408	$252,194	$255,411

Ratio of earnings to fixed charges, as defined	3.75	3.37	3.19	2.33	2.39

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.34	3.06	2.88	1.95	2.09

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.